SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM T-3/A

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               ENVIROSOURCE, INC.
                               (Name of Applicant)

                           1155 Business Center Drive
                           Horsham, Pennsylvania 19044
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

      TITLE OF CLASS                                           AMOUNT
14% Subordinated Notes due 2008                     Up to $63,000,000 aggregate
                                                   principal amount at maturity

          Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

NAME AND ADDRESS OF AGENT FOR SERVICE:          WITH COPIES SENT TO:
Leon Z. Heller, Esq.                            Patrick J. Dooley, Esq.
Envirosource, Inc.                              Akin, Gump, Strauss,
1155 Business Center Drive                       Hauer & Feld,  L.L.P.
Horsham, PA 19044-3454                          590 Madison Avenue
                                                New York, NY 10022-2524


          The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

          1.   GENERAL INFORMATION

               (a)  The applicant is a corporation.

               (b) The applicant is organized under the laws of the State of Delaware.

          2.   SECURITIES ACT EXEMPTION APPLICABLE

          Pursuant to the offering memorandum and solicitation of consents and acceptances, dated June 11, 2001 (the "Offering Memorandum"), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal, consent and acceptance (the "Letter of Transmittal"), a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Offering Memorandum, constitutes the "Exchange Offer"), Envirosource, Inc. (the "Company" ) has proposed to exchange all of its outstanding 9 3/4% Senior Notes due 2003 and 9 3/4% Senior Notes due 2003, Series B (the "Old Notes") for an aggregate of shares of Series A Redeemable Preferred Stock, shares of Common Stock and cash or up to $63,000,000 aggregate principal amount at maturity of 14% Subordinated Notes due 2008 (the "New Notes") ( or a combination of cash or New Notes), to be issued by the Company under the indenture to be qualified hereby.

          As the New Notes are proposed to be offered for exchange by the Company with its existing securityholders exclusively and solely for outstanding securities of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof.

          The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer. The Company has retained Jefferies & Company, Inc. ("Jefferies"), an investment banking firm, as its financial adviser in connection with the Exchange Offer. Jefferies has not been retained to solicit any tenders pursuant to the Exchange Offer or to render any opinion as to the fairness of the Exchange Offer to the Company or to the holders of Old Notes. For its services as financial advisor, Jefferies is entitled to receive a fixed fee, regardless of whether or not the Exchange Offer is consummated. In addition, Jefferies is to be reimbursed for certain out-of-pocket expenses. The Company has appointed United States Trust Company of New York (the "Exchange Agent") as the Exchange Agent in connection with the Exchange Offer and MacKenzie Partners, Inc. (the "Information Agent") as the Information Agent in connection with the Exchange Offer. The Company has agreed to reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith. The Company will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Offering Memorandum and related documents to the beneficial owners of Old Notes and in handling or forwarding tenders on behalf of their customers.

          Officers, directors and employees of the Company may engage in the solicitation of holders of Old Notes in connection with the Exchange Offer, but such employees will receive no additional compensation for such activities.

          No consideration has been, or will be given, directly or indirectly, to any broker, dealer, salesman or other person for soliciting exchanges of the Old Notes. No holder of the outstanding Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

                                  AFFILIATIONS

          3.   AFFILIATES

               (a) The Company, directly or indirectly, owns 100% of the voting stock of each of the following entities:

               EnviroSource Corp.                 Wyoming
               Envirosource Management Corp.      Delaware
               IU International Corporation       Delaware
               Envirosource Technologies, Inc.    Delaware
               Conversion Systems, Inc.           Delaware
               Envirosafe Services of North America, Inc.
                                                  Delaware
               Envirosafe Services of Ohio, Inc.  Ohio
               International Mill Service, Inc.   Pennsylvania
               IMS Alabama, Inc.                  Delaware
               International Mill Service Limited Canada
               McGraw Construction Company, Inc.  Ohio
               IU North America Finance, Inc.     Delaware
               IU North America, Inc.             Delaware
               Nosroc Corp.                       Pennsylvania
               Soncor Corp.                       Delaware

          For purposes of this Application, the officers and directors of the Company named in response to Item 4 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons with the Company. In addition, FS Equity Partners II, L.P., listed in Item 5 of this Application, may be deemed to be an affiliate of the Company. Messrs. Roth, Simmons and Spogli, each of whom is a director of the Company, are general partners of the general partner of FS Equity Partners II, L.P.

               (b) To the Company's knowledge, upon consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, GSCP (NJ), L.P. through its affiliates GSCP Recovery Inc., GSCP Recovery II, L.P. and GSCP II, L.P./SRA, will be an affiliate of the Company with an ownership interest of approximately 70.5%.

                             MANAGEMENT AND CONTROL

          4.   DIRECTORS AND EXECUTIVE OFFICERS

          The following table lists the name of each director and executive officer of the Company and the office or offices held by each such person. The address of each person listed below is c/o Envirosource, Inc., 1155 Business Center Drive, Horsham, Pennsylvania 19044-3454.



NAME                           OFFICE

John T. DiLacqua               President and Chief Executive Officer; Director

John C. Heenan                 Senior Vice President, Treasurer and Chief
                               Financial Officer

John P. Carroll                Vice President, Human Resources

Richard J. Fitz                Vice President and Controller

Leon Z. Heller                 Vice President, General Counsel and Secretary

Robert N. Gurnitz              Chairman of the Board

Wallace B. Askins              Director

Raymond P. Caldiero            Director

Jeffrey G. Miller              Director

Jon D. Ralph                   Director

John M. Roth                   Director

J. Frederick Simmons           Director

Ronald P. Spogli               Director


          5.   PRINCIPAL OWNERS OF VOTING SECURITIES

               (a) The following table sets forth certain information with respect to the ownership of the Company's voting securities by persons known by the Company to own 10% or more of any class of such voting securities as of June 1, 2001.


                                TITLE OF         AMOUNT         % OF VOTING
   NAME/ADDRESS(1)             CLASS OWNED        OWNED        SECURITIES OWNED

 FS Equity Partners II, L.P.
   c/o Freeman Spogli & Co.(1)
   11100 Santa Monica Blvd.
   Suite 1900
   Los Angeles, CA 90025      Common Stock     2,741,013           47.1%

Gabelli Funds, Inc.(2)
   One Corporate Center
   Rye, NY 10580-1434         Common Stock               957,848          16.5%

 -----------------------------------
(1) To the Company's knowledge, except as otherwise indicated herein, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) FS&Co., as general partner of FS Equity Partners II, L.P. ("FSEP"), has the sole power to vote and dispose of such shares. Messrs. Roth, Simmons and Spogli, each of whom is a director of the Company, and Bradford M. Freeman and William M. Wardlaw are general partners of FS&Co., and as such may be deemed to be the beneficial owners of the shares of the Company's Common Stock indicated as beneficially owned by FSEP.

(3) Gabelli Funds, Inc. and its Chairman, CEO and majority stockholder, Mario J. Gabelli, Jr., may be deemed to have beneficial ownership of these shares. The shares are held with sole voting and investment power by Gabelli Funds, Inc. or its affiliates, except for 135,000 shares as to which the voting power is contingent.


               (b) To the Company's knowledge, as of the date of consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, the following table sets forth certain information with respect to the ownership of the Company's voting securities by persons who will own 10% or more of any class of voting securities:

                                TITLE OF         AMOUNT         % OF VOTING
   NAME/ADDRESS               CLASS OWNED        OWNED        SECURITIES OWNED

 GSCP (NJ), L.P.
   500 Campus Drive
   Suite 220
   Florham Park, NJ 07932     Common Stock       761,632             70.5%



                                  UNDERWRITERS

          6.   UNDERWRITERS

               (a) The name and complete mailing address of each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the Company which are outstanding on the date of filing this application and the title of each class of the securities underwritten are as follows:

               None.


               (b) The New Notes are offered by the Company exclusively to its current noteholders in exchange for Old Notes pursuant to
                    Section 3(a)(9) under the 1933 Act. Accordingly, the Company has not and will retain an underwriter with respect to the issuance of the New Notes.

                               CAPITAL SECURITIES

          7.   CAPITALIZATION

               (a) The authorized and outstanding capital stock and debt securities the Company, on a consolidated basis as of June 4, 2001, were as follows:



     TITLE OF CLASS            AMOUNT AUTHORIZED           AMOUNT OUTSTANDING

Common Stock................       20,000,000                  5,813,394
Preferred Stock.............        5,620,000                       None
9 3/4% Senior Notes due 2003      $220,000,000              $220,000,000(1)
9 3/4% Senior Notes due 2003,     $ 50,000,000              $ 50,000,000(1)
  Series B

          (1) Reflects the aggregate principal amount at maturity of the outstanding Old Notes.

               (b) Each share of Company common stock ("Common Stock") entitles its holder to one vote on all matters upon which the Company shareholders are entitled or permitted to vote, including the election of directors. There are no cumulative voting rights. The Common Stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the Common Stock. There currently are no shares of Company preferred stock ("Preferred Stock") outstanding. The Company's Amended and Restated Certificate of Incorporation provides that the board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the board may determine without any further action by the shareholders of the Company.

                              INDENTURE SECURITIES

          8.   ANALYSIS OF INDENTURE PROVISIONS

          The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Act"). The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein, and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated herein by reference as part of such analysis. Article and section references are to the relevant provisions of the Indenture.

          A.   DEFAULT PROVISIONS

          The following are "Events of Default" under the Indenture:

          (1) default in the payment of interest on any Note when it becomes due and payable and such default continues for a period of 30 days;

          (2) default in the payment of the principal of any Note when it becomes due and payable at maturity or otherwise or fails to redeem or purchase Notes when required pursuant to the Indenture or the Note;

          (3) the Company fails to comply with any of its other covenants or agreements in the Notes or the Indenture and the default continues for 60 days after there has been given, by registered or certified mail to the Company by the Trustee or to the Company and the Trustee by the Holders of at least a majority in aggregate principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture;

          (4)  the Company pursuant to or within the meaning of Bankruptcy Law:

               (i)  commences a voluntary case;

               (ii) consents  to the entry of an order for relief  against it in an involuntary case;

               (iii)consents to the  appointment of a Custodian of it or for all or substantially all of its property;

               (iv) makes a general assignment for the benefit of its creditors;

               (v)  generally is not paying its debts as they become due;

               (vi) admits in writing its  inability to generally  pay its debts as such debts become due; or

          (5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (i)  is for relief against the Company in an involuntary case;

               (ii) appoints a Custodian of the Company for all or substantially all of the property of the Company; or

               (iii) orders the liquidation of the Company,

          and the order or decree remains unstayed and in effect for 60 consecutive days.


          B. AUTHENTICATION AND DELIVERY OF NOTES AND THE APPLICATION OF PROCEEDS THEREOF

          An Officer of the Company shall sign the Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Notes.

          If an Officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

          A Note shall not be valid until authenticated by the manual signature of the Trustee or the Authenticating Agent. The signature of the Trustee shall be conclusive evidence that the Note has been authenticated under the Indenture.

          The Trustee or the Authenticating Agent shall, upon a written order of the Company signed by two Officers of the Company, authenticate Notes for original issue up to an aggregate principal amount stated in paragraph 4 of the Notes. The aggregate principal amount of Notes outstanding at any time shall not exceed the amount set forth herein except as provided in Section 2.07 of the Indenture.

          The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes (the "Authenticating Agent"). Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An Authenticating Agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company.


          There will be no proceeds from the issuance of the New Notes.

          C.   RELEASE OF COLLATERAL

          Not applicable.

          D.   SATISFACTION AND DISCHARGE OF THE INDENTURE

          The Indenture shall upon the request of the Company cease to be of further effect (except as to surviving rights of registration of transfer, substitution or exchange of Notes expressly provided for in the Indenture, the Company's obligations under Sections 7.07 and 8.04, the Company's rights of optional redemption under Article 3, and the Company's, the Trustee's and the Paying Agent's obligations under Section 8.03) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture when:

          (1)  either

               (i) all outstanding Notes have been delivered to the Trustee for cancellation; or

               (ii) all such Notes not theretofore  delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire debt on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest to the date of deposit, date of maturity or date of redemption;

          (2) the Company has paid or caused to be paid all sums then due and payable by the Company under the Indenture; and


          (3) the Company has delivered an Officers' Certificate and an Opinion of Counsel relating to compliance with the conditions set forth in the Indenture.

          Notwithstanding the satisfaction and discharge of the Indenture, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.11, 7.07,
7.08,  8.02, 8.03 and 8.04, and the Trustee's and Paying Agent's  obligations in
Section 8.03 shall survive until the Notes are no longer outstanding. Thereafter, only the Company's obligations in Sections 7.07, 8.03 and 8.04 and the Trustee's and Paying Agent's obligations in Section 8.03 shall survive.

          E.   EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

          The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificates, that to the best of his or her knowledge each entity has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action each is taking or proposes to take with respect thereto.

          The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee promptly upon any Officer becoming aware of (and in no event later than 30 days after the occurrence of) any Default or Event of Default, an Officers' Certificate specifying such Default, Event of Default or default and acceleration and what action the Company is taking or proposes to take with respect thereto.

          9.   OTHER OBLIGORS

          None.

          CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

          (a)  Pages numbered 1 to 9 consecutively.

          (b) The statement of eligibility and qualification on Form T-1 of United States Trust Company of New York.

          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

          Exhibit T3A    -    Amended and Restated  Certificate of Incorporation
                              of the Company.*
                         -    Amendment of Amended and Restated  Certificate  of
                              Incorporation  of the Company.  (1)

                         - Amendment of Amended and Restated Certificate of Incorporation of the Company. (2)

          Exhibit T3B    -    By-Laws of the Company, as amended.*
                         -    By-Laws   Amendment  Adopted  March  26,  1997  by
                              Unanimous   Written   Consent   of  the  Board  of
                              Directors of the Company, Effective June 19, 1997.
                              (3)

          Exhibit T3C    -    Form of the Indenture  between the Company and The
                              Bank of New York.

          Exhibit T3D    -    Not applicable.

          Exhibit T3E    (1)  Offering Memorandum, dated as of June 11, 2001.*

                         (2) Letter of Transmittal, Consent and Acceptance accompanying the Offering Memorandum.*

                         (3)  Instruction Letter.*

                         (4)  Letter to Brokers.*

                         (5)  Notice of Guaranteed Delivery.*

                         (6)  Guidelines   for    Certification    of   Taxpayer
                              Identification Number on Substitute Form W-9.*

          Exhibit T3F - Cross-reference sheet (included as part of Exhibit T3C).

                         (1) Incorporated herein by reference to Page 2 to the Company's Proxy Statement filed April 30, 1997, in respect of its 1997 Annual Meeting of Stockholders (File No. 1-1363).

                         (2) Incorporated herein by reference to Pages 13 and 14 of the Company's Proxy Statement filed April 30, 1998, in respect of its 1998 Annual Meeting of Stockholders (File No. 1-1363).

                         (3) Incorporated by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 (File No. 1-
                              1363).


          * Previously filed.

                                    SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Envirosource, Inc., a corporation organized and existing under the laws of State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Horsham, and State of Pennsylvania on the 17th day of July, 2001.

                                        ENVIROSOURCE, INC.



                                        By: /s/ John T. DiLacqua
                                            --------------------
                                            Name:  John T. DiLacqua
                                            Title: President and
                                                   Chief Executive Officer




Attest:



/s/ Leon Z. Heller
------------------
Name:  Leon Z. Heller
Title: Vice President and
       General Counsel and
       Secretary

                                    Form T-1

                       Securities and Exchange Commission
                             Washington, D.C. 20549



                            Statement of Eligibility
                   Under the Trust Indenture Act of 1939 of a
                    Corporation Designated to Act as Trustee

                      Check if an Application to Determine
                      Eligibility of a Trustee Pursuant to
                                Section 305(b)(2)


                              The Bank of New York

               (Exact name of trustee as specified in its charter)


                New York                                     13-5160382
         (State of incorporation                          (I.R.S. employer
         if not a national bank)                        identification no.)
     One Wall Street, New York, N.Y.                           10286
(Address of principal executive offices)                     (Zip code)



                               Envirosource, Inc.
                               ------------------
               (Exact name of obligor as specified in its charter)

       Delaware                                              34-0617390

(State or other jurisdiction of                       (I.R.S. employer
incorporation or organization)                        identification no.)

1155 Business Center Drive
Horsham, Pennsylvania                                 11702

(Address of principal executive offices)              (Zip code)


                         14% Subordinated Notes due 2008

                       (Title of the indenture securities)

1.        General  information.  Furnish  the  following  information  as to the
          Trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

--------------------------------------    --------------------------------------

              Name                                       Address
--------------------------------------    --------------------------------------
--------------------------------------    --------------------------------------

     Superintendent of Banks of the                  2 Rector Street,
     State of New York                               New York, N.Y.  10006, and
                                                     Albany, N.Y.  12203
     Federal Reserve Bank of New York                33 Liberty Plaza
                                                     New York, N.Y.  10045
     Federal Deposit Insurance Corporation           Washington, D.C.  20429
     New York Clearing House Association             New York, New York  10005


          (b)  Whether it is authorized to exercise corporate trust powers.

          Yes.

2.        Affiliations with Obligor.

          If the obligor is an affiliate of the trustee, describe each such affiliation.

          None.

16.       List of Exhibits.

          Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 and rule 24 of the Commission's Rules of Practice.

          1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1, filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

          4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

          6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

          7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.



                                    Signature

          Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 12th day of July, 2001.



                                          The Bank of New York



                                          By:  /s/ Patricia Gallagher
                                               ---------------------------------
                                               Patricia Gallagher
                                               Assistant Vice President

                       Consolidated Report of Condition of

                              The Bank of New York
                     of One Wall Street New York, N.Y. 10286
          And Foreign and Domestic Subsidiaries, a member of the Federal Reserve System, at the close of business December 31, 2000 published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                                                                                       Dollar Amounts
Assets                                                                                                  in Thousands

Cash and balances due from depository institutions:
    Noninterest-bearing balances and currency and cash..............................................    $3,083,720
    Interest-bearing balances.......................................................................     4,949,333
Securities:
    Hold-to-maturity securities.....................................................................       740,315
    Available-for-sale securities...................................................................     5,328,981
Federal funds sold and Securities purchased under Agreements to resell..............................     5,695,708
Loans and lease financing receivables:
    Loans and leases, net of unearned income:.....................................    36,590,456
    Less:  Allowance for loan and lease losses....................................       598,536
    Less:  Allocated transfer risk reserve........................................        12,575
    Loans and leases, net of unearned income, allowance, and reserve................................    35,979,345
Trading Assets......................................................................................    11,912,448
Premises and fixed assets (including capitalized leases)............................................       763,241
Other real estate owned.............................................................................         2,925
Investments in unconsolidated subsidiaries and associated companies.................................       183,836
Customers' liability to this bank on acceptances outstanding........................................       424,303
Intangible assets...................................................................................     1,378,477
Other assets........................................................................................     3,823,797
                                                                                                        ----------
Total assets........................................................................................    74,266,429
                                                                                                        ==========

Liabilities
Deposits:
    In domestic offices.............................................................................   $28,328,548
    Noninterest-bearing...........................................................    12,637,384
    Interest-bearing..............................................................    15,691,164
    In foreign offices, Edge and Agreement subsidiaries, and IBFs...................................    27,920,690
    Noninterest-bearing...........................................................       470,130
    Interest-bearing..............................................................    27,450,560
Federal funds purchased and Securities sold under agreements to repurchase..........................     1,437,916
Demand notes issued to the U.S. Treasury............................................................       100,000


                                                         -4-

Trading liabilities.................................................................................     2,049,818
Other borrowed money:
    With remaining maturity of one year or less.....................................................     1,279,125
    With remaining maturity of more than one year through three years...............................             0
    With remaining maturity of more than three years................................................        31,080
Bank's liability on acceptance executed and outstanding.............................................       427,110
Subordinated notes and debentures...................................................................     1,646,000
Other liabilities...................................................................................     4,604,478
                                                                                                       -----------
Total liabilities...................................................................................   $67,824,765
                                                                                                       ===========

Equity Capital
Common stock........................................................................................     1,135,285
Surplus.............................................................................................     1,008,775
Undivided profits and capital reserves..............................................................     4,308,492
Net unrealized holding gains (losses) on available-for-sale securities..............................        27,768
Accumulated net gains (losses) on cash flow hedges..................................................             0
Cumulative foreign currency translation adjustments.................................................       (38,656)
                                                                                                       -----------
Total equity capital...............................................................................     $6,441,664
                                                                                                       -----------
Total liabilities and equity capital...............................................................    $74,266,429
                                                                                                       ===========



          I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                Thomas J. Mastro

          We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

                  Thomas A. Renyi
                  Alan R. Griffith             }     Directors
                  Gerald L. Hassell

                                  EXHIBIT INDEX


          Exhibit T3A    -    Amended and Restated  Certificate of Incorporation
                              of the Company.*
                         -    Amendment of Amended and Restated  Certificate  of
                              Incorporation  of the Company.  (1)
                         -    Amendment of Amended and Restated  Certificate  of
                              Incorporation of the Company. (2)

          Exhibit T3B    -    By-Laws of the Company, as amended.*
                         -    By-Laws   Amendment  Adopted  March  26,  1997  by
                              Unanimous   Written   Consent   of  the  Board  of
                              Directors of the Company, Effective June 19, 1997.
                              (3)

          Exhibit T3C    -    Form of the Indenture  between the Company and The
                              Bank of New York.

          Exhibit T3D    -    Not applicable.

          Exhibit T3E    (1)  Offering Memorandum, dated as of June 11, 2001.*

                         (2) Letter of Transmittal, Consent and Acceptance accompanying the Offering Memorandum.*

                         (3)  Instruction Letter.*

                         (4)  Letter to Brokers.*

                         (5)  Notice of Guaranteed Delivery.*

                         (6)  Guidelines   for    Certification    of   Taxpayer
                              Identification Number on Substitute Form W-9.*

          Exhibit T3F - Cross-reference sheet (included as part of Exhibit T3C).

                         (1) Incorporated herein by reference to Page 2 to the Company's Proxy Statement filed April 30, 1997, in respect of its 1997 Annual Meeting of Stockholders (File No. 1-1363).

                         (2) Incorporated herein by reference to Pages 13 and 14 of the Company's Proxy Statement filed April 30, 1998, in respect of its 1998 Annual Meeting of Stockholders (File No. 1-1363).

                         (3) Incorporated by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 (File No. 1-
                              1363).


          * Previously filed.


                                       10